Roth CH Acquisition V Co.

888 San Clemente Drive,
Suite 400

Newport Beach, CA 92660

VIA EDGAR

December 11, 2024

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Roth CH Acquisition V Co. Registration Statement on Form S-4 File No. 333-277055

Ladies and Gentlemen:

Roth CH Acquisition V Co.. (the "Registrant") previously filed the above-referenced registration statement on Form S-4 (the "Registration Statement") with related amendment. Pursuant to Rule 477, promulgated under the Securities Act of 1933, as amended (the "Securities Act"), the Registrant hereby requests that the Registration Statement, together with all exhibits, be withdrawn at your earliest convenience.

The Registration Statement was never declared effective. The Registrant no longer wishes to register the securities in the Registration Statement, because the registrant has instead determined to consummate the contemplated transaction by causing its wholly owned subsidiary, Roth CH V Holdings Co., to issue the applicable securities, which transaction closed on December 6, 2024.

The Registrant believes withdrawal of the Registration Statement to be consistent with the public interest and the protection of investors. The Registrant represents that no securities have been sold pursuant to the Registration Statement.

The Registrant requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Securities and Exchange Commission in connection with the filing of the Registration Statement be credited to the Registrant's account to be offset against any future filing fees.

If you have any questions about this withdrawal request, please contact Alexandria Kane at (212) 407-4017.

Sincerely,

/s/ John Lipman

John Lipman

Co-Chief Executive Officer